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
[GRAPHIC OMITTED]     [GRAPHIC OMITTED]                   Pennsylvania Real Estate Investment Trust
                                                          200 South Broad Street
                                                          Philadelphia, PA 19102
                                                          www.preit.com

                                                          Phone:  215-875-0700
                                                          Fax:     215-546-7311

FOR FURTHER INFORMATION:

AT THE COMPANY                                   AT THE FINANCIAL RELATIONS BOARD
Edward A. Glickman                               Joe Calabrese         Pamela Belfor         Judith Sylk-Siegel
Executive Vice President and CFO                 (General Info)        (Analyst Info)        (Media Info)
(215) 875-0700                                   (212) 661-8030        (212) 661-8030        (212) 661-8030

FOR IMMEDIATE RELEASE
May 9, 2000
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                Pennsylvania Real Estate Investment Trust Reports
                           First Quarter 2000 Results

Philadelphia, PA, May 9, 2000-- Pennsylvania Real Estate Investment Trust (NYSE:PEI) announced today the results of its operations for the first quarter ended March 31, 2000.

2000 First Quarter Highlights

o FFO increased 1.6% to $0.64 per share on 14.9 million shares/OP units outstanding from $0.63 per share on 14.6 million shares/OP units during the first quarter of 1999.

o FFO for the first quarter of 2000 increased 4.0% to $9.5 million from $9.2 million in the 1999 first quarter.

o Increased combined net operating income 9.1% to $20.0 million from $18.3 million in the 1999 first quarter.

     o Same store multifamily net operating income increased 5.5% from the 1999 first quarter.

     o Same store retail net operating income increased 4.0% from the 1999 first quarter.

First Quarter Results

Funds from operations (FFO) for the three months ended March 31, 2000 totaled $9,524,000, a 4.0% increase over FFO of $9,155,000 for the comparable three-month period in 1999. The growth was driven by acquisitions and development projects completed in 1999 and improved operating results in the Company's portfolio. First quarter FFO was $0.64 per share on 14,880,708 weighted average share equivalents outstanding (including Operating Partnership [OP] units), compared to $0.63 per share on 14,582,099 weighted average share equivalents for the three months ended March 31, 1999. As calculated by NAREIT, FFO is defined as net income, excluding extraordinary items, gain (or loss) on the sale of property, plus depreciation and amortization.

Net operating income before depreciation from wholly-owned properties and the Company's proportionate share of partnerships and joint venture properties increased 9.1% to $19,980,000 for the three months ended March 31, 2000, from $18,316,000 for the three months ended March


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PREIT Announces First Quarter 2000 Results
May 9, 2000
Page 2

31, 1999. The increase is mainly due to acquisitions and development projects completed in 1999 and improved operating results in the Company's portfolio.

Net income for the three months ended March 31, 2000 was $6,389,000, or $0.48 per basic share, on total weighted average shares outstanding of 13,339,873 compared to $5,870,000, or $0.44 per basic share, on 13,308,584 total weighted average shares outstanding for the three months ended March 31, 1999. Net income for the first quarter of 2000 includes a gain on the sale of the Company's interest in Park Plaza shopping center in Pinellas Park, Florida totaling $2.3 million or $0.17 per share. Net income for the first quarter of 1999 includes gains on the sale of the Company's interest in 135 Commerce Drive, Fort Washington, PA and a land parcel at Crest Plaza in Allentown, PA totaling $1.3 million or $0.10 per share.

Same Store NOI Growth  -- Multifamily and Shopping Center Portfolios

Same store net operating income for the Company's portfolio of multifamily properties increased 5.5% over the first quarter of 2000, primarily driven by a 5.1% increase in revenues. Same store net operating income for the first quarter of 2000 for the Company's shopping center portfolio increased by 4.0% over the comparable quarter in 1999 primarily driven by a 3.2% increase in revenues.

Comments from Management

Commenting on the quarter, Ronald Rubin, Chief Executive Officer of PREIT, said, "We are pleased with the overall performance of our core portfolio during the first quarter of 2000 reflecting the effectiveness of our business plan. In the quarters ahead, PREIT will continue to concentrate on our strengths in retail power centers, malls and multifamily while maintaining the growth of our development pipeline which currently includes 5 power centers, one entertainment center and one enclosed mall. We are optimistic that 2000 will be another year of solid achievement and are very positive about the impact of our long-term growth strategies on the financial prospects for the Company."

Portfolio Highlights

Acquisitions

o Willow Grove Park (Willow Grove, PA) - In February, a partnership of PREIT and Pennsylvania State Employee Retirement System (PaSERS) purchased Willow Grove Park, a 981,000 square foot regional shopping center for $140 million. In conjunction with the acquisition, it was announced that a 225,000 square foot Macy's department store would be added to the complex in the Fall of 2001.

o Emerald Point (Virginia Beach, VA) -- In January, PREIT completed the purchase for $11 million, including assumption of debt, of its partner's 35% interest in 862 apartment units at the Emerald Point multifamily community. The property is now 100% owned and operated by PREIT.

Development Pipeline

o Paxton Towne Centre (Harrisburg, PA) - Construction of the 695,000 square foot power center is on schedule and as of March 31, 2000, 61% complete and 75% leased. Initial occupancy is expected in the third quarter of 2000.

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PREIT Announces First Quarter 2000 Results
May 9, 2000
Page 3



o Metroplex Shopping Center (Plymouth Meeting, PA) - Construction of the 780,000 square foot power center is on schedule and as of March 31, 2000, 53% complete and 90% leased. Initial occupancy is expected in the fourth quarter of 2000.

o Pavilion at Market East (Philadelphia, PA) - Plans for the site continue to undergo reconfiguration and redesign, and the recommencement of construction is dependent upon the completion of leasing and financing arrangements.

o Creekview (Warrington, PA) - Construction of the 419,000 square foot shopping center is on schedule and as of March 31, 2000, 52% complete and 84% leased. Target and Lowe's have opened at Creekview and the Company recently signed a lease with Genuardis Supermarkets, Inc. Occupancy of additional tenants is expected in the third quarter of 2001 with completion in the fourth quarter of 2001.

Dispositions

o Park Plaza Shopping Center (Pinellas Park, FL) -- Consistent with the Company's disposition strategy of selling non-core properties, PREIT completed the sale of its 50% interest in Park Plaza Shopping Center to its joint venture partner. The Company realized total proceeds of approximately $3.0 million and a gain on the sale totaling $2.3 million or $0.17 per share.

Second Quarter 2000 Activity

o CVS Building (Alexandria, VA) - As previously announced, in April, PREIT sold a 294,000 square foot industrial property for total proceeds of approximately $12.0 million. In connection with the sale, the Company terminated the lease with the building's sole tenant, CVS Drug Co., which otherwise would have expired on April 30, 2002. The sale of the property will result in a gain of approximately $6.6 million ($0.45 per share and OP
     Unit) in the second quarter of 2000. The lease termination payment of approximately $4 million will be recorded as income in the second quarter of 2000 in accordance with Generally Accepted Accounting Principles (GAAP).

o Northeast Tower Center (Philadelphia, PA) -- PREIT also announced today the termination of a ground lease by General Cinema at Northeast Tower Center, a 479,498 square foot power center. The lease termination payment of one year's rent totals $650,000 and will be recorded as income in the second quarter of 2000 in accordance with GAAP.

     The Company also announced today that is has entered into a 20-year lease agreement with Bradlees Stores for a 114,270 square foot store at Northeast Tower Center. Under the lease agreement, which commences on February 1, 2001 or earlier if the store is open, the tenant will pay initial annual rent of $1.1 million. Bradlees anticipates the opening of its store in November of 2000.

o Mandarin Corners (Jacksonville, FL) - The Company also announced today an agreement in principle to terminate a lease with Uptons. Uptons, which has vacated the Mandarin Corners strip center, will make a lease termination payment of approximately $1.0 million. The agreement is expected to be finalized during the second quarter. The lease was scheduled to expire on October 31, 2007 and annual rent was $375,550.



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PREIT Announces First Quarter 2000 Results
May 9, 2000
Page 4



Capital Resources

As of March 31, 2000, the Company had approximately $103.0 million outstanding, including letters of credit, under its line of credit.

Edward Glickman, Chief Financial Officer of PREIT, added, "Our objective in 2000 is to provide the Company with additional capital to fund its development projects and other value-added opportunities. We continue to be prudent in choosing our opportunities and expect to fund our development pipeline with a combination of retained cash, non-core asset dispositions, debt financing and potential strategic partnerships. Towards this end, we have maintained our strategy of opportunistically selling non-core properties at favorable prices and reinvesting the proceeds in assets with higher cash flows and better appreciation prospects. Of note, we continue to work with Eastdil Realty to sell several non-core supermarket and drugstore strip centers."

Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on shopping centers (approximately 9.5 million square feet) and apartment communities (7,242 units) located primarily in the eastern United States. The Company's portfolio currently consists of 46 properties in 10 states. In addition, there are 7 retail properties under development, which will add approximately 3.4 million square feet to the portfolio. Pennsylvania Real Estate Investment Trust is headquartered in Philadelphia, Pennsylvania.

With the exception of the historical information contained in the release, the matters described herein contain forward-looking statements that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve various risks which may cause actual results to differ materially. These risks include, but are not limited to, the ability of the Company to grow internally or by acquisition and to integrate acquired businesses, the availability of adequate funds at reasonable cost, changing industry and competitive conditions, and other risks outside the control of the company referred to in the Company's registration statement and periodic reports filed with the Securities and Exchange Commission.


                            [Financial Tables Follow]

                                      # # #

                ** A supplemental quarterly financial package **
            is available on the Company's web site at www.preit.com.

To receive additional information on Pennsylvania Real Estate Investment Trust via fax at no charge, please dial 1-800-PRO-INFO and enter the ticker symbol PEI.



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PREIT Announces First Quarter 2000 Results
May 9, 2000
Page 5
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EQUITY IN INCOME OF PARTNERSHIPS
AND JOINT VENTURES
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                                                                                     Three Months Ended
                                                                          March 31, 2000              March 31, 1999
                                                                        ------------------            --------------
Gross revenues from real estate                                             $ 16,423,000                $ 14,158,000
                                                                            ============                ============
Expenses:
   Property operating expenses                                                 5,468,000                   4,852,000
   Mortgage and bank loan interest                                             5,113,000                   4,188,000
   Depreciation and amortization                                               2,531,000                   2,154,000
                                                                            ------------                ------------
                                                                              13,112,000                  11,194,000
                                                                            ------------                ------------
                                                                               3,311,000                   2,964,000
Partner's Share                                                               (1,639,000)                 (1,498,000)
                                                                            ------------                ------------
EQUITY IN INCOME OF PARTNERSHIPS
       AND JOINT VENTURES                                                   $  1,672,000                $  1,466,000
                                                                            ============                ============
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              Supplemental Information for Wholly Owned Properties
    and the Company's Proportionate Share of Partnerships and Joint Ventures

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EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION
AND AMORTIZATIONS ("EBITDA")
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                                                                         Three Months Ended
                                                                           March 31, 2000              March 31, 1999
                                                                         ------------------            --------------
Gross Revenues                                                              $ 23,222,000                $ 21,578,000
Operating expenses                                                            (8,180,000)                 (7,855,000)
                                                                            ------------                ------------
Net operating income: Wholly-owned properties                                 15,042,000                  13,723,000
Company's proportionate share of partnerships and
  joint ventures net operating income                                          4,938,000                   4,593,000
                                                                            ------------                ------------
Combined net operating income                                                 19,980,000                  18,316,000
Interest income                                                                  230,000                     163,000
Company's proportionate share of PREIT-RUBIN, Inc.
  net operating income (loss)                                                 (1,129,000)                   (800,000)
General and administrative expenses                                           (1,035,000)                   (853,000)
                                                                            ------------                ------------
EBITDA                                                                      $ 18,046,000                $ 16,826,000
                                                                            ============                ============

MORTGAGE NOTES, BANK AND CONSTRUCTION LOANS PAYABLE

Wholly-Owned Properties
  Mortgage notes payable                                                   $ 265,809,000               $ 166,274,000
  Bank Loans payable                                                          97,700,000                 142,973,000
  Construction Loan Payable                                                   10,145,000                          --
                                                                           -------------               -------------
                                                                             373,654,000                 309,247,000

Company's Proportionate Share of
Partnerships and Joint Ventures
  Mortgage notes payable                                                     113,195,000                 108,861,000
  Bank loans payable                                                          14,396,000                   2,482,000
                                                                           -------------               -------------
Total mortgage notes and bank loans payable                                $ 501,245,000               $ 420,590,000
                                                                           =============               =============
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                   Pennsylvania Real Estate Investment Trust
                            Selected Financial Data
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FUNDS FROM OPERATIONS
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                                                                                     Three Months Ended
                                                                          March 31, 2000              March 31, 1999
                                                                        ------------------            --------------
Income before minority interest in operating partnership                   $ 7,129,000                   $ 6,432,000
Less: Gains on sales of interests in real estate                            (2,263,000)                   (1,346,000
Add:
      Wholly owned and consolidated partnership, net                         3,710,000                     3,156,000
      Unconsolidated partnerships and joint ventures                         1,122,000                     1,059,000
      Excess purchase price over net asset acquired                             54,000                        53,000
Less: Depreciation of non-real estate assets                                   (65,000)                      (60,000)
      Amortization of deferred financing assets                               (163,000)                     (139,000)
                                                                           -----------                   -----------
FUNDS FROM OPERATIONS                                                      $ 9,524,000(1)                $ 9,155,000(1)
                                                                           ===========                   ===========

FUNDS FROM OPERATIONS PER SHARE AND OP UNITS                                     $0.64                         $0.63
                                                                           ===========                   ===========

Weighted average number shares outstanding                                  13,339,873                    13,308,584
Weighted average effect of full conversion of OP units                       1,540,835                     1,273,515
                                                                           -----------                   -----------
Total weighted average shares of outstanding including OP units             14,880,708                    14,582,099
                                                                           ===========                   ===========

1) Includes the non-cash effect of straight-line rents of $296,000 and $295,000 for the 1st quarter 2000 and 1999, respectively.

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OPERATING RESULTS
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                                                                                     Three Months Ended
                                                                          March 31, 2000              March 31, 1999
                                                                        ------------------            --------------
REVENUES
     Gross revenues from real estate                                       $23,222,000                   $21,578,000
     Interest and other income                                                 230,000                       163,000
                                                                           -----------                   -----------
                                                                            23,452,000                    21,741,000
                                                                           -----------                   -----------
EXPENSES
     Property operating expenses                                             8,180,000                     7,855,000
     Depreciation and amortization                                           3,710,000                     3,216,000
     General and administrative expenses                                     1,035,000                       853,000
     Interest expense                                                        5,844,000                     5,105,000
                                                                           -----------                   -----------
                                                                            18,769,000                    17,029,000
                                                                           -----------                   -----------
          Income before equity in unconsolidated entities,
          gains on sales of interests in real estate and
          minority interest in operating partnership                         4,683,000                     4,712,000
Equity in loss of PREIT-RUBIN, Inc.                                         (1,489,000)                   (1,092,000)
Equity in income of partnerships and joint ventures                          1,672,000                     1,466,000
Gains on sales of interests in real estate                                   2,263,000(1)                  1,346,000(2)
                                                                           -----------                   -----------
          Income before minority interest in operating partnership           7,129,000                     6,432,000
Minority interest in operating partnership                                    (740,000)                     (562,000)
                                                                           -----------                   -----------
NET INCOME                                                                 $ 6,389,000                   $ 5,870,000
                                                                           ===========                   ===========
PER SHARE DATA
Net income before gains on sales of interests in real estate                     $0.31                         $0.34
Gains on sales of interests in real estate                                        0.17(1)                       0.10(2)
                                                                           -----------                   -----------
BASIC INCOME PER SHARE                                                           $0.48                         $0.44
                                                                           ===========                   ===========
DILUTED INCOME PER SHARE                                                         $0.48                         $0.44
                                                                           ===========                   ===========
Weighted average number shares outstanding                                  13,339,873                    13,308,584
                                                                           -----------                   -----------

1) 2000 includes a gain on sale of interest in Park Plaza shopping center in Pinellas Park, Florida.

2) 1999 includes gains on sale of interests in 135 Commerce Drive, Fort Washington, PA, and land parcel at Crest Plaza,
   Allentown, PA.
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